Exhibit 99.1

RADCOM LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2016	2015
ASSETS	Unaudited

CURRENT ASSETS:
Cash and cash equivalents	$46,468	$8,727
Restricted bank deposits	32	32
Trade receivables (net of allowances for doubtful accounts amounted to $28 as of June 30, 2016)	1,020	3,684
Inventories	1,850	1,532
Other account receivables and prepaid expenses	2,967	2,087

Totalcurrent assets	52,337	16,062

SEVERANCE PAY FUND	3,240	3,181

OTHER LONG -TERM RECEIVABLES	627	508

PROPERTY AND EQUIPMENT, NET	685	384

Total assets	$56,889	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2016	2015
LIABILITIES AND SHAREHOLDERS' EQUITY	Unaudited

CURRENT LIABILITIES:
Trade payables	$1,825	$1,465
Employees and payroll accruals	3,628	2,533
Deferred revenues and advances from customers	8,110	931
Other accounts payable and accrued expenses	1,944	1,490

Totalcurrent liabilities	15,507	6,419

NON- CURRENT LIABILITIES:
Deferred revenues and advances from customers	129	197
Accrued severance pay	3,876	3,656

Totallong-term liabilities	4,005	3,853

Totalliabilities	19,512	10,272

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Share capital: Ordinary shares of NIS 0.20 par value: Authorized: 20,000,000 shares at June 30, 2016 and December 31, 2015; 11,351,622 and 8,674,717 shares issued and 11,315,590 and 8,638,685 shares outstanding at June 30, 2016 and December 31, 2015, respectively	510	372
Additional paid-in capital	94,791	70,270
Accumulated other comprehensive loss	(2,555)	(2,760)
Accumulated deficit	(55,369)	(58,019)

Totalshareholders' equity	37,377	9,863

Total liabilities and shareholders' equity	$56,889	$20,135

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended June 30,
	2016	2015
	Unaudited
Revenues:
Products	$12,247	$9,891
Services	1,500	1,300

	13,747	11,191

Cost of revenues:
Products	3,692	2,213
Services	137	141

	3,829	2,354

Gross profit	9,918	8,837

Operating expenses:
Research and development	3,468	3,071
Less - royalty-bearing participation	756	148

Research and development, net	2,712	2,923

Selling and marketing, net	3,259	3,587
General and administrative	2,027	1,206

Total operating expenses	7,998	7,716

Operating income	1,920	1,121

Financial income (expenses), net	736	(374)

Income before taxes on income	2,656	747
Taxes on income	(6)	(107)
Net income	$2,650	$640

Basic net income per Ordinary Share	$0.28	$0.08
Diluted net income per Ordinary Share	$0.27	$0.07

Weighted average number of Ordinary Shares used in computing basic net income per Ordinary Share	9,322,930	8,501,254

Weighted average number of Ordinary Shares used in computing diluted net income per Ordinary Share	9,733,037	9,066,624

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited

Net income	$2,650	$640

Other comprehensive income (loss):

Foreign currency translation adjustments	205	(696)

Total other comprehensive income (loss)	205	(696)

Comprehensive income (loss)	$2,855	$(56)

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares		Additional paid- in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity
	Number	Amount

Balance as of December 31, 2015	8,638,685	$372	$70,270	$(2,760)	$(58,019)	$9,863

Exercise of options into Ordinary Shares	257,511	13	1,590	-	-	1,603
Exercise of warrants into Ordinary Shares	310,985	16	1,069	-	-	1,085
RSUs vested	17,500	1	(1)	-	-	-
Issuance of Ordinary Shares, net of issuance costs of $1.7 million, upon follow-on public offering	2,090,909	108	21,176	-	-	21,284
Stock-based compensation and RSUs	-	-	687	-	-	687
Net income	-	-	-	-	2,650	2,650
Other comprehensive income	-	-	-	205	-	205

Balance as of June 30, 2016 (unaudited)	11,315,590	$510	$94,791	$(2,555)	$(55,369)	$37,377

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2016	2015
	Unaudited

Cash flows from operating activities:
Net income	$2,650	$640
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	106	44
Share-based compensation and RSUs	687	786
Change in:
Severance pay, net	161	71
Trade receivables, net	3,106	1,798
Other account receivables and prepaid expenses	(672)	(448)
Inventories	(558)	980
Trade payables	304	(1,101)
Employees and payroll accrued	1,082	(248)
Other accounts payable and accrued expenses	(121)	107
Deferred revenue and advances from customers	6,656	335

Net cash provided by operating activities	13,401	2,964

Cash flows used in investing activities:

Purchase of property and equipment	(107)	(56)

Net cash used in investing activities	(107)	(56)

Cash flows from financing activities:

Proceeds from issuance of Ordinary Shares, net of issuance costs upon follow-on public offering	21,284	-
Exercise of options into Ordinary Shares	1,085	80
Exercise of warrants into Ordinary Shares	1,603	400

Net cash provided by financing activities	23,972	480

Foreign currency translation adjustments on cash and cash equivalents	475	(353)

Increase in cash and cash equivalents	37,741	3,035
Cash and cash equivalents at beginning of the period	8,727	6,848

Cash and cash equivalents at end of the period	$46,468	$9,883

(a)	Non-cash investing activities:
Purchase of property and equipment		$293	$8

(b)	Cash paid during the period for:
Taxes on income		$6	$107

The accompanying notes are an integral part of the consolidated financial statements.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	RADCOM Ltd. (the "Company") is an Israeli corporation which provides Service Assurance and Customer Experience Management solutions for Communication Service Providers (“CSP”). The Company's solutions support the CSPs’ ongoing needs to monitor their networks (fixed and mobile) and assure the delivery of a quality service to their subscribers; both on virtual networks (“NFV”) and non-virtual networks. The Company specializes in solutions for next-generation networks, including LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. The Company’s comprehensive, carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics, and are used to enhance customer care management, network operations, engineering capabilities, network service management, network planning and marketing. The Company’s shares are listed on the NASDAQ Capital Market under the symbol “RDCM”.

In February 2014, the Company's MaveriQ solution, a software probe based solution, which replaced the OmniQ solution, a hardware-based solution, was officially launched and sales commenced. Since 2015, the Company invests in major R&D efforts, which will be continued in the future, to develop and adapt its NFV solutions.

In December 2015, the Company signed a multi-year sales agreement with Amdocs Software Systems Limited (“Amdocs”) for the resale of MaveriQ to AT&T, a leading North American Tier-1 telecom operator (the “AT&T Engagement”). During the six month period ended June 30, 2016, the Company recognized revenues in amount of $11,424 from such agreement (see also Note 8d). In March 2016, the company received from Amdocs an initial payment of $18,000 pursuant to this agreement.

The Company has wholly-owned subsidiaries in the United States and Brazil, that are primarily engaged in the sales, marketing, deployment and customer support of the Company's products in North America and Brazil, respectively. The Company has also a wholly owned subsidiary in India, which primarily provides marketing services and customer support worldwide.

b.	The Company has an accumulated deficit of $55,369 as of June 30, 2016. In addition, the Company's net cash provided by operating activities during the six months period ended June 30, 2016 was $13,401. The Company believes that its existing capital resources and expected cash flows from operations will be adequate to satisfy its expected liquidity requirements at least for the next 12 months.

c.	In December 2014, one of the Company's customers (the "Customer") in Latin America sent a termination announcement to the agreement between the parties, claiming for the refund of all amounts previously paid and damages. On August 30, 2015, The Company sent a counter notice to the Customer and rejected completely all the Customer's claims. Currently, the Company concludes that no potential loss with respect to the claim to refund or damages is considered probable. See also Note 1c to the Company’s audited financial statements as of December 31, 2015.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1: -       GENERAL (Cont.)

d.	Follow-on Public Offering:

On May 4, 2016, a "shelf" registration statement covering the public sale of up to $ 50,000 of the Company’s Ordinary Shares was declared effective by the U.S. Securities and Exchange Commission ("SEC").

On May 25, 2016, the Company closed its follow-on public offering ("Offering") at a price of $11 per share. Following the closing of the Offering, the Company issued 2,090,909 Ordinary Shares, which includes 272,727 Ordinary Shares sold pursuant to the underwriters’ exercise of the overallotment option to purchase additional Ordinary Shares, for a total consideration of approximately $21.3 million, net of underwriting discounts and commissions and other offering expenses of $1.7 million payable by the Company (see also Note 8f).

e.	During the six months period ended June 30, 2016, 83% of the total consolidated revenues of the Company were derived from Amdocs under the AT&T Engagement.

NOTE 2: -       UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the standards of the Public Company Accounting Oversight Board for interim financial information. Accordingly, they do not include all the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, the Company has made all adjustments (consisting only of normal, recurring adjustments, except as otherwise indicated) considered necessary for a fair presentation of the Company’s consolidated financial position as of June 30, 2016. Consolidated results of operations and consolidated cash flows for the six months ended June 30, 2016 and 2015, have been included. The results for the six months ended June 30, 2016, are not necessarily indicative of the results that may be expected for the year ended on December 31, 2016.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3: -       SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual consolidated financial statements of the Company as disclosed in the Company's Annual Report on Form 20-F for the period ended December 31, 2015 filed with the SEC on March 29, 2016, are applied consistently in these unaudited interim consolidated financial statements, except:

Recently issued accounting standards:

1.	On March 30, 2016, the Financial Accounting Standards Board issued ASU 2016-09, Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting which affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

2.	In June 2016, the Financial Accounting Standards Board issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326)” ("ASU 2016-13"). ASU 2016-13 requires that financial assets measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will become effective for the Company for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently evaluating the impact of the guidance on its consolidated financial statements.

NOTE 4: -       INVENTORIES

	June 30,	December 31,
	2016	2015
	Unaudited

Raw materials	$32	$126
Finished products (*)	1,818	1,406

	$1,850	$1,532

(*)	Includes amounts of $350 and $373 at June 30, 2016 and December 31, 2015, respectively, with respect to inventory delivered to customers but for which revenue recognition criteria have not been met.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 5: -       COMMITMENTS AND CONTINGENCIES

Royalty commitments:

The Company receives research and development grants from the Office of the Chief Scientist ("OCS"). Effective January 1, 2016, many of the functions of the OCS have been transferred to a new National Authority for Technological Innovation (“NATI”). In consideration for the research and development grants received from the OCS, the Company has undertaken to pay royalties as a percentage of revenues from products developed from research and development projects financed. If the Company will not generate sales of products developed with funds provided by the OCS, the Company is not obligated to pay royalties or repay the grants.

Royalties are payable at the rate of 3.5% from the time of commencement of sales of all of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at LIBOR rate.

As of June 30, 2016, the Company's total outstanding commitment with respect to royalty-bearing participation received or accrued, net of royalties paid or accrued, amounted to $42,405.

Royalty expenses relating to the OCS grants included in cost of revenues during the six months periods ended June 30, 2016 and 2015 were $481 and $392, respectively.

In May 2010, the Company received a notice from the OCS regarding alleged miscalculations of the amount of royalties paid by the Company to the OCS for the years 1992-2009 and the revenues basis of which the Company has to pay royalties. The Company believes that all royalties due to the OCS from the sale of products developed with funding provided by the OCS during such years were properly paid or were otherwise accrued. During 2011, the Company reviewed with the OCS alleged miscalculation differences. The Company assessed the merits of the aforesaid arguments raised by the OCS and recorded liability for an estimated loss respectively.

NOTE 6:-	SHAREHOLDERS' EQUITY

a.	Follow-on public offering:

On May 19, 2016 ("Effective Date"), the Company entered into an Underwriting Agreement ("Agreement") related to a follow-on public offering of 1,818,182 Ordinary Shares, at an offering price of $11.00 per share for gross proceeds amounted to $20 Million, before underwriting discounts and commissions and other offering expenses amounted to $1.5 ("Offering").

Under the Agreement, the Company granted the underwriters an option, exercisable for 30 days, to purchase up to an additional 272,727 Ordinary Shares at the same price per share as of the Effective Date.

On May 25, 2016, following the closing of the Offering, the Company issued 2,090,909 Ordinary Shares, including 272,727 shares sold pursuant to full exercise by the underwriters' option to purchase additional shares, for a total consideration of approximately $21.3 Million, net of issuance costs. (see also Note 8f).

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -       SHAREHOLDERS' EQUITY (Cont.)

b.	Stock-based compensation:

1.	On April 3, 2013, the Company approved a new Share Option Plan (the "2013 Share Option Plan"). The 2013 Share Option Plan provides for grants options to purchase Ordinary Shares. These options are granted for the purpose of providing incentives to employees, directors, consultants and contractors of the Company. In accordance with Section 102 of the Income Tax Ordinance (New Version) - 1961, the Company's Board of Directors (the "Board") elected the "Capital Gains Route".

On February 19, 2015, the Company's Board of Directors adopted an amendment to the 2013 Share Option Plan pursuant to which the Company may also grant restricted shares and restricted share units ("RSUs") to its employees, directors, consultants and contractors. The 2013 Share Option Plan expires on April 2, 2023.

On March 3, 2016, the Company's Board of Directors resolved to increase the number of outstanding Ordinary Shares reserved under the 2013 Share Option Plan, from 750,000 to 1,250,000.

2.	The following is a summary of the Company's stock options activity for the six months period ended June 30, 2016:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2015	856,986	$7.75	3.28	$6,157
Granted (*)	173,800	11.29
Exercised	(257,511)	6.23
Expired & Forfeited	(3,250)	9.94

Outstanding at June 30, 2016	770,025	$9.05	3.45	$2,179

Vested and expected to vest at June 30, 2016	770,025	$9.05	3.45	$2,179

Exercisable at June 30, 2016	513,475	$8.11	2.86	$1,922

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company's closing stock price as of June 30, 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on June 30, 2016. This amount is impacted by the changes in the fair market value of the Ordinary Shares.

(*) The fair value of the options granted during the six months period ended June 30, 2016 was estimated by using a Black-Scholes option-pricing model which requires the following assumptions: risk-free interest rates of 1.05% - 1.39% which is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term to the options' expected term, expected volatility of 56.7% - 59.4% which is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date and an expected term of 3.64 - 4.97 years which is generated by running Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information of the options.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -       SHAREHOLDERS' EQUITY (Cont.)

3.	RSUs under 2013 Share Option Plan are as follows for the six months period ended June 30, 2016:

	Number of RSUs	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at December 31, 2015	15,500	0.1	$231
Granted	111,300
Vested	(17,500)
Cancelled & forfeited	-

Outstanding at June 30, 2016	109,300	2.35	$1,273

Vested and expected to vest at June 30, 2016	109,300	2.35	$1,273

4.	As of June 30, 2016, stock options under the 2013 Share Option Plan are as follows for the periods indicated:

	Options outstanding at June 30, 2016			Options exercisable at June 30, 2016
Exercise price	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price	Weighted average remaining contractual life
$		$	In years		$	In years

1.87 - 1.95	3,550	1.89	0.38	3,550	1.89	0.38
2.56 - 4.86	122,800	3.58	1.99	102,800	3.67	1.73
5.0 - 9.64	168,125	6.08	2.91	168,125	6.08	2.91
10.49 - 14.52	475,550	11.56	4.05	239,000	11.53	3.34

	770,025			513,475

5.	The weighted average fair value of Options and RSUs granted during the period of six months ended June 30, 2016 was $5.28 and $ 12.55, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6: -       SHAREHOLDERS' EQUITY (Cont.)

6.	Share-based compensation and RSUs expenses:

As of June 30, 2016, there are $2,185 of total unrecognized company cost related to non-vested share-based compensation and RSUs that are expected to be recognized over a weighted average period of 1.32 years.

7.	The total compensation cost related to all of the Company’s equity-based awards, recognized during the six months periods ended June 30, 2016 and 2015 (unaudited) was comprised as follows:

	Six months ended June 30,
	2016	2015
	Unaudited

Cost of revenue	$42	$22
Research and development, net	239	324
Selling and marketing, net	51	224
General and administrative	355	216

	$687	$786

NOTE 7:-	SELECTED STATEMENTS OF OPERATIONS DATA

a.	Financial expenses (income), net:

	Six months ended June 30,
	2016	2015
	Unaudited

Financial income:
Foreign currency translation adjustments	$629	$22
Interest from banks	$216	$64

	845	86

Financial expenses:
Interest and bank charges	(13)	(7)
Foreign currency translation adjustments	(96)	(453)

	(109)	(460)

Financial income (expenses), net	$736	$(374)

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

b.	Net income per share:

The following table sets forth the computation of basic and diluted net income per share:

	Six months ended June 30,
	2016	2015
	Unaudited
Numerator:

Numerator for basic net income per share	$2,650	$640

Denominator:

Denominator for dilutive net income per share - weighted average number of ordinary shares	9,322,930	8,501,254

Effect of dilutive securities:
Outstanding options RSU's and warrants	410,107	565,370

Denominator for diluted net income per share - adjusted weighted average number of ordinary shares	9,733,037	9,066,624

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS

a.	The Company carries out transactions with related parties as detailed below. Certain principal shareholders of the Company are also principal shareholders of affiliates known as the RAD-BYNET Group. The Company's transactions with related parties are carried out on an arm's-length basis.

1.
The Company was a party to a distribution agreement with Bynet Electronics Ltd. ("BYNET"), a related party, giving BYNET the exclusive right to distribute the Company's products in Israel.

Revenues related to this distribution agreement are included in Note 8g below as "revenues". These revenues aggregated for a total amount of $0 and $62 for the six months periods ended June 30, 2016 and 2015, respectively.

2.	Certain premises occupied by the Company and its U.S. subsidiary are rented from related parties. The U.S. subsidiary also sub-leases certain premises to a related party. The aggregate net amounts for lease payments for the six months periods ended June 30, 2016 and 2015 were $214 and $198, respectively.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

b.	In January 2012, the Company entered into a consulting agreement ("Agreement") with a consultant who is also the life partner of the Company's controlling shareholder and the Company's former Chairman of the Board. Pursuant to the Agreement, the consultant provided advisory services to the Company’s management with respect to business operations for a monthly amount which equaled the average monthly salary of employees in Israel, plus Israeli Value Added Tax. The Agreement’s initial term expired in January 2013 but was extended through September 10, 2015 (see also Note 8c). During the six months ended June 30, 2015, the Company recorded expenses incurred under this Agreement in the amount of $18. No expenses have been recorded during the six months ended June 30, 2016 under this Agreement (see also Note 8c).

c.	On September 10, 2015, the Company's Board approved the replacement of the Company's Chairman of the Board with one of the Company's Directors who is also the life partner of the former Chairman and controlling shareholder to assume the position as an Active Chairwoman as of September 10, 2015 for a fixed monthly salary. During the six months period ended June 30, 2016, the Company recorded salary expenses for acting as an Active Chairwoman in the amount of $130.

d.	In 2015, the Company entered into a material multi years contract for the sale of MaveriQ with subsidiaries of Amdocs Limited, a company with limited liability under the laws of the Island of Guernsey (“Amdocs”), pursuant to which the Company received an initial payment of $18,000 in March 2016. The Company’s controlling shareholder and director serves as Amdocs' director. During the six months period ended June 30, 2016, the Company recognized revenues amounted to $11,424 from such agreement (see Note 1a).

e.	In June 2016, the Company signed a product expansion contract, as well as a multi-year maintenance contract with Amdocs in connection with the AT&T Engagement.

f.	Following to Note 6a, on May 25, 2016, the Company closed its follow-on public offering at a price of $11 per share, where $ 21.3 million have been raised. The Company’s controlling shareholder and director invested $2.2 million for issuance of 200,000 Ordinary Shares.

RADCOM LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 8:-	RELATED PARTY BALANCES AND TRANSACTIONS (Cont.)

g.	Balances with related parties:

	June 30,	December 31,
	2016	2015
	Unaudited
Assets:

Trade receivables	$5	$2
Other account receivables and prepaid expenses	$3	$-

Liabilities:

Trade payables	$143	$184
Other account payables and accrued expenses	$107	$16
Advance from customer	$6,785	$-

h.	Transactions with related parties:

	Six months ended June 30,
	2016	2015
	Unaudited

Revenues	$11,429	$62

Expenses:
Cost of sales	$84	$21

Operating expenses:
Research and development, net	$75	$128
Sales and marketing, net	$54	$59
General and administrative	$159	$28